July 24, 2015

Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Nymox Pharmaceutical Corporation
Amendment No. 1 to Form F-3
Filed July 14, 2015
File No. 333-205659

Dear Mr. Reynolds:

Nymox Pharmaceutical Corporation, a Canadian corporation (the “Company”), has received and reviewed your letter dated July 24, 2015 pertaining to the Company’s above-referenced filing (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”). Specific to your comments, our responses below are in addition to those filed via the Edgar system. The following numbered responses correspond to those numbered comments as set forth in the comment letter dated July 24, 2015.

Signatures, page 39

1. Please amend your registration statement to include the signature of your Controller or Principal Accounting Officer as well as the signatures of at least a majority of your board of directors.

RESPONSE:

We have amended the filing to include the signatures of our Controller as well as the signatures of at least a majority of our board of directors.

In connection with the Company’s responding to the comments set forth in the July 24, 2015 letter, the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ Paul Averback
Paul Averback
Chief Executive Officer and President